EXHIBIT B

Audited Financial Statements

FINANCIAL STATEMENTS

POWERLINK DIGITAL PARTNERS I, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet for the Year Ended December 31, 2025	F-4
Statement of Operations for the period ended December 31, 2025	F-5
Statement of Changes in Stockholders' Deficit for the period ended December 31, 2025	F-6
Statement of Cash flows for the period ended December 31, 2025	F-7
Notes to Consolidated Financial Statements	F-8

ASSURANCE DIMENSIONS

Independent Auditor's Report

To the Board of Directors and Stockholders of

PowerLink Digital Partners I, Inc.

Opinion

We have audited the accompanying financial statements of **PowerLink Digital Partners I, Inc.** (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flow for the year ended December 31, 2025 and the period from June 20, 2024 to December 31, 2024 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flow for the year ended December 31, 2025 and the period from June 20, 2024 to December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the Company was recently formed and has yet to have any sustained operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.


Assurance Dimensions

Coral Springs, Florida
May 28, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

POWERLINK DIGITAL PARTNERS I, INC.
(FORMERLY KRATOS DATA PARTNERS I, INC.)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND 2024

	DECEMBER 31, 2025	DECEMBER 31, 2024

ASSETS		
Current Assets:		
Cash	$ 94,295	$ 71
Total Current Assets	94,295	71
Fixed assets, net	53,020	10,640
TOTAL ASSETS	$ 147,315	$ 10,711
LIABILITIES AND STOCKHOLDERS' DEFICIT		
LIABILITIES		
Current Liabilities:		
Due to officer	$ 625	$ 2,125
Due to related parties	1,074,887	64,487
Accounts payable and accrued expenses	604,660	95,497
Total Current Liabilities	1,680,172	162,109
Total Liabilities	1,680,172	162,109
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 5,000 shares issued and outstanding	5	5
Common stock, $0.001 par value, 150,000,000 shares authorized and 13,250,002 shares issued and outstanding	13,250	13,250
Additional paid in capital	-	-
Accumulated deficit	(1,546,112)	(164,653)
Total Stockholders' Deficit	(1,532,857)	(151,398)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 147,315	$ 10,711

See notes to the consolidated financial statements.

POWERLINK DIGITAL PARTNERS I, INC.
(FORMERLY KRATOS DATA PARTNERS I, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND PERIOD JUNE 20, 2024 THROUGH DECEMBER 31, 2024

	2025	2024
REVENUES	$ -	$ -
COST OF REVENUES	-	-

GROSS PROFIT	-	-
OPERATING EXPENSES		
Professional fees	979,558	147,492
Research and development	69,985	-
Selling, general and administrative expenses	331,916	17,161
Total operating expenses	1,381,459	164,653
LOSS FROM OPERATIONS BEFORE OTHER EXPENSE	(1,381,459)	(164,653)
OTHER EXPENSE		
Interest expense, net	-	-
Total other expense	-	-
LOSS FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(1,381,459)	(164,653)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (1,381,459)	$ (164,653)
NET LOSS PER SHARE		
Basic and diluted	$ (0.10)	$ (0.01)
SHARES USED IN CALCULATION OF NET LOSS PER SHARE		
Basic and diluted	13,250,002	13,250,002

See notes to the consolidated financial statements.

POWERLINK DIGITAL PARTNERS I, INC.
(FORMERLY KRATOS DATA PARTNERS I, INC.)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2025 AND PERIOD
JUNE 20, 2024 THROUGH JDECEMBER 31, 2024

	Preferred Stock		**Common Stock**		**Additional Paid-In**	**Accumulated**	
	Shares	**Amount**	**Shares**	**Amount**	**Capital**	**Deficit**	**Total**
Balance - June 20, 2024 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Shares issued for services	-	-	13,250,002	13,250	-	-	13,250
Shares issued for cash	5,000	5	-	-	-	-	5
Net loss for the period	-	-	-	-	-	(164,653)	(164,653)

Balance - December 31, 2024	5,000	$ 5	13,250,002	$ 13,250	$ -	$ (164,653)	$ (151,398)
Balance - January 1, 2025	5,000	$ 5	13,250,002	$ 13,250	$ -	$ (164,653)	$ (151,398)
Net loss for the year	-	-	-	-	-	(1,381,459)	(1,381,459)
Balance - December 31, 2025	5,000	$ 5	13,250,002	$ 13,250	$ -	$ (1,546,112)	$(1,532,857)

See notes to the consolidated financial statements.

POWERLINK DIGITAL PARTNERS I, INC.
(FORMERLY KRATOS DATA PARTNERS I, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND PERIOD JUNE 20, 2024 THROUGH DECEMBER 31, 2024

	2025	2024
CASH FLOW FROM OPERTING ACTIVIITES		
Net loss	$ (1,381,459)	$ (164,653)
Adjustments to reconcile net loss to net cash used in operating activities		
Shares issued for services	676	13,250
Changes in assets and liabilities		
Accounts payable and accrued expenses	509,163	95,497
Total adjustments	509,839	108,747
Net cash used in operating activities	(871,620)	(55,906)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(43,056)	(10,640)
Net cash used in investing activities	(43,056)	(10,640)
CASH FLOWS FROM FINANCING ACTIVITES		
Proceeds (payments) to/from officer	(1,500)	2,125
Proceeds from the sale of preferred stock	-	5
Proceeds from related parties, net of repayments	1,010,400	64,487
Net cash provided by financing activities	1,008,900	66,617
NET INCREASE IN CASH	94,224	71
CASH - BEGINNING OF YEAR	71	-
CASH - END OF YEAR	$ 94,295	$ 71
CASH PAID DURING THE YEAR FOR:		
Interest expense	$ -	$ -
Income taxes	$ -	$ -

See notes to the consolidated financial statements.

PowerLink Digital Partners I, Inc.
(formerly Kratos Data Partners I, Inc.)
Notes to Consolidated Financial Statements
December 31, 2025

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kratos Mining Partners I, Inc., a Nevada Corporation (the "Company") was formed on June 20, 2024. On June 21, 2024, the Company changed their name to Kratos Data Partners I, Inc. and issued 13,250,002 shares of common stock to their sole owner who in turn transferred these shares to Trend Discovery LP and Trend Discovery II, LP. These shares were issued for services rendered in acquiring the global, exclusive right to commercialize the intellectual property and operationalize their tire digestor.

On August 27, 2024, the Company amended their articles of incorporation to change their name to PowerLink Digital Partners I, Inc. to align with their business model.

The Company is a next-generation energy infrastructure, commodities and digital trust platform. Our focus is to unlock value from waste and stranded natural resources through a combination of modular clean tech, circular economy systems, and blockchain-based transparency tools. Our goal is to transform stranded natural resources and waste products into high-demand energy and commodities. Our mission is to empower communities around the world to ethically and sustainably participate in the AI and quantum computing industrial revolution.

We envision a decentralized, regenerative energy economy built on circular systems, digital traceability, and inclusive ownership. Our approach enables:

- Monetization of stranded natural gas, oil, and critical minerals
- Conversion of industrial waste (plastics, tires, biomass) into clean fuels
- Deployment of modular microgrid systems and mobile processing assets
- Transparent tracking of resources via blockchain verification

In essence, our business will focus on capturing inputs of stranded resources such as natural gas, oil and critical minerals, and waste such as tires and plastics, and then converting those inputs into outputs of energy and commodities. To implement these objectives, we will work closely with local governments, landowners and partner organizations.

Capturing stranded resources: We plan to enter into royalty agreements and production sharing contracts with landowners, small oil and gas operators, and government agencies to collect natural gas and residual oil that would otherwise be flared or remain untapped due to a lack of pipelines or processing facilities. Modular gathering units mounted on trailers will be deployed to remote sites along the U.S. Gulf Coast, in the Marcellus Shale region of Pennsylvania and Ohio, in Latin America, and in Africa to safely capture associated gas and liquid hydrocarbons. These mobile systems can be repositioned as needed and eliminate the requirement for permanent infrastructure. We are currently negotiating letters of intent with operators in Pennsylvania, Texas and Louisiana and exploring regulatory requirements for flaring capture, combustion and transportation permits. We have not entered into any binding agreements relating to the foregoing and there is no guarantee that we will be able to enter into such agreements on acceptable terms.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Converting industrial waste: We will source end-of-life tires, plastics and biomass through formal agreements with municipal waste authorities, tire manufacturers, and recycling programs. Scrap tires are abundant in the U.S. and can be collected through municipal drop-off programs. In Phoenix, Arizona, we have initiated discussions with local governments and logistics providers to supply our digestor, and we expect similar arrangements in Eswatini and the Democratic Republic of Congo (DRC) to ensure a steady stream of waste material. Our collection model will focus on partnering with governments so that tipping fees and transportation costs are minimized and waste is diverted from landfills.

Deploying modular microgrids: The propane and diesel produced in our digestors will fuel small-scale generators and battery-hybrid microgrids for communities, industrial sites and mining operations. We also believe that stranded hydrokinetic energy in irrigation and hydroelectric canals can be harnessed for local microgrids but will have to perform significant research and development before determining feasibility. We intend to work with public utilities and rural electrification agencies to design off-grid power systems that can operate independently or connect to the main grid. Microgrids powered by our fuels will be offered under long-term power purchase agreements, allowing customers to reduce reliance on expensive imported diesel while improving reliability. We have not entered into any binding agreements relating to the foregoing and there is no guarantee that we will be able to enter into such agreements on acceptable terms.

Blockchain-based transparency: Eventually, we intend for every inbound resource and outbound product to be recorded on a digital ledger. We believe this blockchain layer will provide traceability from source to sale, enabling governments and buyers to verify the origin of materials, confirm environmental compliance and monitor royalties owed to landowners or community partners. We believe transparency is essential for ESG reporting and will integrate our ledger with government databases where possible. We have not developed any blockchain technology or smart contract, entered into any contract to develop such technology, and may ultimately determine not to pursue such technology.

Inputs

Stranded Resources

Our inputs will include associated natural gas and residual oil from oil wells, low-BTU gas from marginal wells, vented gas from storage tanks and remote critical mineral ores such as cobalt-rich tailings and virgin ore containing coltan, cassiterite and wolframite aka 3T minerals and gold. In the U.S. Gulf Coast and the Marcellus Shale region in Pennsylvania and Ohio, hundreds of wells still flare or vent gas due to insufficient pipeline capacity. Globally, flared volumes rose to about 148 billion cubic meters in 2023, representing a multibillion-dollar waste of energy. We will enter into contracts with operators and government agencies to capture this gas using portable compression, combustion and refrigeration units. In the DRC we intend to partner with artisanal mining cooperatives to collect both virgin ore and ore-bearing tailings and stranded critical minerals that can be processed or sold through our network. As of this filing we have not yet commenced commercial collection but have begun preliminary testing of capture equipment and are negotiating rights-of-way and permits. Collecting these resources is subject to federal, state, and local regulations governing flaring reduction, royalty ownership and mineral rights, and there are operational risks associated with working in remote areas.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Our business may be affected by changes in energy prices, regulatory requirements, security conditions and transportation logistics. In Eswatini, the DRC, and the Caribbean we are exploring the use of mini distributed hydroelectric turbines to harness the kinetic energy of otherwise stranded irrigation and downstream hydroelectric canals. Our first demonstration units will be deployed in Eswatini.

The core challenge lies in the inaccessibility of these stranded resources due to infrastructure limitations (no pipelines, roads, or runways), and that's where we create value. By bringing novel approaches and modular technology, we are able to build local infrastructure that supports a circular economy.

Waste

We will collect end-of-life tires, plastics, rubber and agricultural biomass. We will also target post-consumer plastics and organics from municipalities in the Caribbean, Latin America, Eswatini and the DRC where waste management systems are less developed. Collection will be managed through agreements with local governments and waste haulers, and waste tires will be accepted without tipping fees when possible. At present we are developing relationships with Phoenix municipalities and tire retailers and expect to formalize collection agreements as our digestor comes online. We do not yet own all collection equipment and will need to acquire shredders, trailers and storage containers. Our operations must comply with local environmental regulations governing waste storage and transport; failure to secure permits or changes in environmental law could adversely affect our business.

We anticipate being able to establish partnership with local governments and tire manufacturers to ensure a steady supply of scrap tires for processing, which would ideally result in the Company not being obligated to pay fees for waste tire supplies, which cannot be guaranteed.

Outputs

Energy

Our digestor technology produces two primary fuel products: a liquid distillate similar to diesel and a gaseous fraction rich in propane. Shredded tires and plastics are fed into the sealed reactor where heat and catalysts break long hydrocarbon chains into shorter molecules. The gases are condensed into propane and stored in pressurized cylinders; the heavier fractions are further distilled into diesel-grade fuel in a proprietary, two-step process. These products will be sold directly to industrial customers or used to power our own microgrids. Diesel will be marketed to fleet operators, mining companies and microgrid generators under term supply contracts, while propane will be distributed locally for cooking and heating. We will monetize fuel sales through off-take agreements with distributors and utilities. We have demonstrated the technology at pilot scale using the Hy-Poly Digestor and expect to complete a commercial-scale digestor in 2026. We must purchase and install larger reactors, separators and storage tanks before full-scale production can begin. Our blockchain ledger will record each batch from input to sale, enabling regulators and customers to verify fuel quality, provenance, and royalties owed to landowners.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In the Gulf Coast and Marcellus Shale Regions, modular gathering units mounted on trailers will be deployed to remote sites along the U.S. Gulf Coast, in the Marcellus Shale region of Pennsylvania and Ohio, to safely capture associated gas and liquid hydrocarbons. These mobile systems can be repositioned as needed and eliminate the requirement for permanent infrastructure. We are currently negotiating letters of intent with operators in Texas, Louisiana, and Pennsylvania and exploring regulatory requirements for flaring capture, combustion and transportation permits.

In Eswatini, the DRC, and the Caribbean we are exploring the use of mini distributed hydroelectric turbines to harness the kinetic energy of otherwise stranded irrigation and downstream hydroelectric canals. Our first demonstration units will be deployed in Eswatini.

PowerLink has partnered with Hyalite Consulting LLC to assist in the write up of the waste tire to electricity project for the registry and submit it, utilizing UN approved methodologies for approval to quantify the emission reductions of the waste tires to electricity project. The end result of this process is intended to be the creation of securitized carbon credits that can be sold.

We have not entered into any contracts for the sale of any energy generated through our digestors.

Commodities

In addition to energy, the digestors will yield recyclable steel prior to digestion, and carbon-rich char, rubber and asphalt in step two of our proprietary, two-step digestion process. Steel wires extracted from tires will be sold as scrap to metals recyclers. The carbon char can be refined into activated carbon or used as a soil amendment. The asphalt can be added to local gravel and aggregates to produce pavement. In regions such as the DRC, we also expect to recover critical minerals from virgin ore and ore tailings collected from artisanal miners. Sales will be made under offtake agreements with commodity traders or directly to industrial buyers. We are still refining the technology needed to process and grade these materials and must acquire processing equipment and develop supply relationships. As with our energy products, our blockchain ledger will track each shipment, ensuring buyers have confidence in the provenance and quality of the commodities.

Digestors

To date, our primary focus had been deployment of our proprietary tire recycling technology, which at the end stage (assuming sufficient funding from the sale of Shares) will exist in the form of a commercial warehouse digestor capable of breaking down waste tires into revenue-generating propane, diesel, and rubber composites. We are currently searching for commercially zoned property in Phoenix, Arizona where we can build our first commercial warehouse digestor but have not committed to any property or location and may ultimately purchase a property in another jurisdiction.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Tires are shredded and loaded into a pressurized vessel containing a specialized catalyst that accelerates the breakdown of the tires. The byproducts of this reaction are propane, diesel, rubber composites, carbon black and, in some cases, high carbon steel. The propane may be utilized as a fuel source to operate the reactor vessels, or may be sold to commercial or residential end markets. The diesel may be sold as diesel #2 for commercial or industrial use or as a fuel to generate electricity through a diesel generator interface. The rubber composites may be sold to refineries or

sold to commercial buyers such as road construction companies. Carbon black and high carbon steel will be sold as commodities.

Our tire digestion system addresses several challenges in traditional tire recycling. Our system generates a high yield of liquid fuels as compared to high temperature pyrolysis which yields higher amounts of low value gases. Our system also utilizes less input joules of energy in the reaction process as compared to high temperature pyrolysis, resulting in higher margins and greater efficiency thus scalability. Lastly, our system contributes to a circular economy that transforms waste into valuable resources for which the entire community can realize value creation.

Our mini hydro electric turbine system generates clean, baseload power that can be sold by locally to commercial or residential customers or to utility companies under power purchase agreements.

On October 2, 2025, the Company formed Powerlink Digital Partners Arizona LLC ("PL Arizona"), which is an entity fully owned by the Company and was formed for the purpose of conducting all activities in Arizona. The consolidated financial statements include all activity from PL Arizona from the date on formation through December 31, 2025.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB). All adjustments considered necessary for a fair presentation have been included. These adjustments consist of normal and recurring accruals, as well as non-recurring charges.

The Company's year-end is December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company applies the guidance of Topic 805 Business Combinations of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These estimates include, but are not limited to, estimates of liabilities to accrue, permanent and temporary differences related to income taxes and determination of the fair value of stock issued for services.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Actual results could differ from those estimates.

Concentrations of Credit Risk and Other Risks and Uncertainties

The Company's cash and cash equivalents are invested in federally uninsured readily available money market accounts and deposited with one financial institution in the U.S. with maturities of three months or less. At times, deposits in this institution may exceed the Federal Deposit Insurance Corporation (FDIC) or Securities Investors Protection Corporation (SIPC) limits.

However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds and other entities in which these investments are made.

Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying values of the Company's financial instruments such as cash, accounts payable, and accrued expenses approximate their respective fair values because of the short-term nature of those financial instruments.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

- Step 1: Identify the contract with the customer
- Step 2: Identify the performance obligations in the contract
- Step 3: Determine the transaction price
- Step 4: Allocate the transaction price to the performance obligations in the contract

- Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

- Variable consideration
- Constraining estimates of variable consideration
- The existence of a significant financing component in the contract
- Noncash consideration
- Consideration payable to a customer

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The standalone selling price is the price at which the Company would sell a promised service separately to a customer. The relative selling price for each performance obligation is estimated using observable objective evidence if it is available. If observable objective evidence is not available, the Company uses its best estimate of the selling price for the promised service. In instances where the Company does not sell a service separately, establishing standalone selling price requires significant judgment. The Company estimates the standalone selling price by considering available information, prioritizing observable inputs such as historical sales, internally approved pricing guidelines and objectives, and the underlying cost of delivering the performance obligation. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Management judgment is required when determining the following: when variable consideration is no longer probable of significant reversal (and hence can be included in revenue); whether certain revenue should be presented gross or net of certain related costs; when a promised service transfers to the customer; and the applicable method of measuring progress for services transferred to the customer over time.

The Company will recognize revenue upon satisfaction of its performance obligation either at a point in time or over time in accordance with ASC 606 for its contracts. No revenue was earned for the period from inception through December 31, 2025.

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share ("EPS") include additional dilution from common stock equivalents, such as preferred stock, stock issuable pursuant to the exercise of stock options and warrants.

Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented, so only the basic weighted average number of common shares are used in the computations.

Accounts Receivable and Concentration of Credit Risk

The Company will consider accounts receivable, net of allowance for doubtful accounts, to be fully collectible. The allowance is based on management's estimate of the overall collectability of accounts receivable, considering historical losses, credit insurance and economic conditions. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. Credit extended to customers is generally uncollateralized, however credit insurance is obtained for some customers. Past-due status is based on contractual terms. No accounts receivable was recorded as of December 31, 2025 and 2024.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

Income taxes are accounted under the asset and liability method. The current charge for income tax expense is calculated in accordance with the relevant tax regulations applicable to the entity. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Differences between statutory tax rates and effective tax rates relate to permanent tax differences. The Company has not recorded a deferred income tax asset related to its estimated NOL's because of the uncertainty of realization. The Company has determined that any other required disclosure would be immaterial to the Company as of December 31, 2025 and 2024.

Uncertain Tax Positions

The Company follows ASC 740-10 *Accounting for Uncertainty in Income Taxes*. This requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. Management evaluates their tax positions on an annual basis.

The Company has filed its initial tax return for December 31, 2024. The income tax returns of the Company will be subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Share-Based Compensation

The Company follows ASC 718 *Compensation — Stock Compensation* and has adopted ASU 2017-09 *Compensation — Stock Compensation (Topic 718) Scope of Modification Accounting*. The Company calculates compensation expense for all awards granted, but not yet vested, based on the grant-date fair values. The Company recognizes these compensation costs, on a pro rata basis over the requisite service period of each vesting tranche of each award for service-based grants, and as the criteria is achieved for performance-based grants.

In June 2018, the FASB issued ASU No. 2018-07 "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." These amendments expand the scope of Topic 718, Compensation — Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity — Equity-Based Payments to Non-Employees.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update 2023-07, "Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures." The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit and loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASC 2023-07 for the annual period ending December 31, 2024.

The Company's Chief Executive Officer services as the CODM and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Consumer Goods. The Company's operations include marketing, professional fees as well as procurement expenses, all of which are managed centrally. The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

Equity Method Investments

The Company accounts for investments in entities over which it has significant influence, but not control or joint control, using the equity method of accounting under ASC 323. Significant influence is generally presumed to exist when the Company holds 20% or more of the voting power of the investee, unless it can be clearly demonstrated that such influence does not exist.

Under the equity method, the investment is initially recognized at cost, and the carrying amount is subsequently adjusted to recognize the Company's share of the investee's net income or loss, which is recognized in the consolidated statement of operations. The carrying amount of the investment is also adjusted for the Company's share of other comprehensive income or loss of the investee and is reduced by any dividends received from the investee.

If the Company's share of losses in the equity method investee exceeds the interest in the investee, the carrying amount of the investment is reduced to zero, and recognition of further losses is discontinued unless the Company has incurred obligations or made payments on behalf of the investee.

The Company assesses its equity method investments for indicators of impairment at each reporting period. If impairment indicators exist and the fair value of the investment has declined below its carrying value and is deemed to be other than temporary, an impairment loss is recognized in the consolidated statements of operations.

The Company eliminates unrealized gains and losses on transactions with equity method investees to the extent of the interest in the investee.

When such investments fall below the threshold of 20%, as is the case with the Company's investment in Bluesky Apparel Tech, they no longer will include the share of gains and losses of the investee and the Company will assess the value of that investment to determine whether the investment has been impaired as there is no such readily determinable market value for those investments.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company follows ASC 842 Leases in accounting for leased properties, when they exceed a one-year term. When the Company enters into leases with a term in excess of one year, they will recognize a lease liability and right of use asset in accordance with the provisions of ASC 842.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to ten years.

Recently Issued Accounting Standards

The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2: GOING CONCERN

The financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company was recently formed and has yet to have any sustained operations. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The ability to continue as a going concern is dependent upon the results of the Company generating profitable operations in the future and/or being able to obtain the necessary financing to meet its obligations. In the event that the Company is unable to successfully raise capital and/or generate revenues, the Company will likely delay its development plan until it is able to obtain sufficient financing.

NOTE 3: REVENUE

In our tire digestion system, revenue will be generated from the byproducts of this reaction. Those byproducts are propane, diesel, rubber composites, carbon black and, in some cases, high carbon steel. The propane may be utilized as a fuel source to operate the reactor vessels, or may be sold to commercial or residential end markets. The diesel may be sold as diesel #2 for commercial or industrial use or as a fuel to generate electricity through a diesel generator interface. The rubber composites may be sold to refineries or sold to commercial buyers such as road construction companies. Carbon black and high carbon steel will be sold as commodities.

In our mini hydroelectric turbine system, revenue will be generated from the sale of clean, baseload power that can be sold to commercial or residential customers or to utility companies under power purchase agreements.

There were no revenues generated since inception.

NOTE 4: MACHINERY AND EQUIPMENT

During 2024, the Company purchased $10,640 and in 2025 purchased $43,056 in fixed assets that has not been placed into service as of December 31, 2025, except for the computer equipment in the amount of $5,068. Upon additional funding, the Company will complete the purchase of equipment for their tire digestor plants.

As of December 31, 2025 and 2024, the Company has the following fixed assets:

	December 31, 2025	December 31, 2024
Production equipment – 5 to 10 year-life	$ 48,628	$ -
Computer equipment – 5 year-life	5,068	-
Accumulated depreciation	(676)	-
	$ 53,020	$ -

Depreciation expense for the years ended December 31, 2025 and 2024 was $676 and $0.

NOTE 5: EQUITY

The Company was incorporated in Nevada. They authorized 10,000,000 shares of preferred stock with a par value of $0.001 per share and 190,000,000 shares of common stock with a par value of $0.001 per share.

On June 21, 2024, the Company issued 13,250,002 founders shares of common stock to their sole owner who in turn transferred these shares to Trend Discovery LP and Trend Discovery II, LP. These shares were issued at a de minimus par value for services rendered valued at $13,250 in acquiring the global, exclusive right to commercialize the intellectual property and operationalize their tire digestor.

In December 2024, the Company issued 5,000 Series A Preferred Shares to Trend Discovery LP for founders shares for cash at par value for a value of $5.

There have been no issuances of stock options, or warrants granted since inception.

Voting Rights. The holders of Shares are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. By contrast, holders of our Series A Preferred Stock have supervoting rights, having 10,000 votes per share held.

Dividend Rights. Holders of Shares are entitled to receive, ratably with holders of the Shares, those dividends, if any, that may be declared from time to time by the Board out of legally available funds. By contrast, holders of our Series A Preferred Stock have no dividend rights, except as may be declared from time to time by the Board.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Shares would be entitled to share ratably, with holders of the Shares and Series A Preferred Stock, in the net assets legally available for distribution to holders of the Shares and Series A Preferred Stock after the payment of all of our debts and other liabilities.

Other Rights. Holders of Shares have no preemptive, conversion or subscription rights, nor do any redemption or sinking fund provisions apply to the Shares. The rights, preferences, and privileges of the holders of Shares would be subject to, and could be adversely affected by, the rights of holders of shares of a class of capital stock to be issued in the future (although the Company has no current plans to do so) or to the rights of holders of shares of a series of preferred stock. Holders of shares of Series A Preferred Stock also do not have any conversion rights.

NOTE 6: DUE TO RELATED PARTIES

The Company as of December 31, 2025 and 2024 has an outstanding amount which is due on demand with no stated interest rate with entities controlled by an officer of the Company for payment of operational expenses. As of December 31, 2025 and 2024 the Company had an outstanding balance of $1,074,887 and $64,487 with these entities.

In addition, the Company issued 13,250,000 founders shares at par to an entity affiliated with an officer of the Company and 5,000 preferred shares for $5 to an entity affiliated with an officer.

NOTE 7: COMMITMENT – LICENSE AGREEMENT

As part of the License Agreement with Hi-Poly Recycling LLC (“Licensor”), the Company shall pay certain amounts to the Licensor through the end of the term of the patents, or until the Licensor Agreement is terminated, if earlier. The payments are equal to 5% of net operating income of the Company up to a maximum of $10,000,000 per year and are due and payable quarterly commencing with the quarter beginning January 1, 2025. The Company had no net operating income through December 31, 2025, and thus no payments to the Licensor have been accrued.

NOTE 8: SUBSEQUENT EVENTS

In accordance with ASC 855-10-50-1, the Company has evaluated subsequent events through May 28, 2026 which is the date that the financial statements were available to be issued and has concluded that no such events or transactions took place that would require disclosure herein except as stated directly below.

For the period January 1, 2026 through May 28, 2026, related parties funded $1,043,260 to the Company for operating expenses.

For the period January 1, 2026 through May 28, 2026, the Company raised $38,931 in proceeds through a Reg CF/D capital raise. The shares have not yet been issued as of the date of this report.

Effective February 1, 2026, PL Arizona entered into a warehouse lease for a period of three years. PL Arizona has recorded this lease in accordance with the provisions of ASC 842. The total of the expected lease payments during the term of the lease are $597,180. A deposit of $97,853 was paid in January 2026.